As filed with the Securities and Exchange Commission on February 5, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MSC INCOME FUND, INC.
(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

55374X109
(CUSIP Number of Class of Securities)

Adam W. Park	Copies to:
Chief Compliance Officer	Harry S. Pangas
MSC Income Fund, Inc.	Dechert LLP
1300 Post Oak Boulevard, 8th Floor	1900 K Street, NW
Houston, Texas 77056	Washington, DC 20006-1110
(713) 350-6000	(202) 261-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MSC Income Fund, Inc. (“MSC Income Fund” or the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, to purchase for cash shares of its issued and outstanding common stock, par value $0.001 per share (“Shares”), in an aggregate amount up to $2,500,000, at a price per Share specified by the tendering stockholders of not less than $4.50 per Share and not more than $7.81 per Share (the Company’s net asset value (“NAV”) per Share as of January 31, 2024), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 5, 2024 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The name of the issuer is MSC Income Fund, Inc. The address and telephone number of the issuer’s principal executive offices are: 1300 Post Oak Boulevard, 8th Floor, Houston, TX and (713) 350-6000.
(b) Securities. The subject securities are the Company’s shares of common stock, par value $0.001 per share. As of February 5, 2024, there were 80,469,662 Shares issued and outstanding.
(c) Trading Market and Price. Information regarding the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the headings “Section 1—Purchase Price; Number of Shares; Expiration Date,” and “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”
Item 3. Identity and Background of Filing Person.
(a) Name and Address. The filing person and subject company to which this Schedule TO relates is MSC Income Fund, Inc. The address and telephone number of MSC Income Fund is set forth under Item 2(a) above. The names of the directors and executive officers of MSC Income Fund are as set forth in the Offer to Purchase under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of MSC Income Fund is c/o MSC Income Fund, Inc., 1300 Post Oak Boulevard, 8th Floor, Houston, Texas 77056.
Item 4. Terms of the Transaction.
(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1—Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company,” “Section 3—Certain Conditions of the Offer,” “Section 4—Procedures for Tendering Shares,” “Section 5—Withdrawal Rights,” “Section 6—Payment for Shares,” “Section 7—Source and Amount of Funds,” “Section 8—Conditional Tender of Shares,” “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 10—Certain Effects of the Offer,” “Section 13—Certain United States Federal Income Tax Consequences” and “Section 14—Amendments; Extension of Tender Period; Termination.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.
(b) Purchases. The Company’s directors and executive officers who are Stockholders and the Company’s investment adviser, MSC Adviser I, LLC (the “Adviser”) and Main Street Capital Corporation, the parent company to our Adviser (“Main Street”) are entitled to participate in the Offer on the same basis as other Stockholders. However, they have all advised the Company that they (and their affiliates) do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). See “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” and “Section 10—Certain Effects of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements or arrangements involving the Company’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section

2—Purpose of the Offer; Plans or Proposals of the Company” and “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.”
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”
(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Certain Effects of the Offer.”
(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 1—Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company” and “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.”
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”
(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above.
(d) Borrowed Funds. The Company does not intend to use any borrowed funds to finance the Offer.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions. The information under the headings “Section 7—Source and Amount of Funds” and “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a) Financial Information. Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
(b) Pro Forma Financial Information. Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.
(2) The information under the heading “Section 15—Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(3) Not applicable.
(4) Not applicable.
(5) None.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated February 5, 2024
99(a)(1)(B)	Form of Letter of Transmittal
99(a)(1)(C)	Form of Notice of Withdrawal
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated February 5, 2024
99(a)(1)(E)	Summary Presentation and Frequently Asked Questions, dated February 5, 2024
107	Filing Fee Table

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 5, 2024	MSC INCOME FUND, INC.

		By:	/s/ Adam W. Park
		Name:	Adam W. Park
		Title:	Chief Compliance Officer